FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated May 1, 2007, regarding first quarter 2007 results.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Clara Mak
Name:	Clara Mak
Title:	Chief Financial Officer

Date: May 1, 2007

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EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated May 1, 2007, regarding first quarter 2007 results.

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Exhibit 99.1

FOR IMMEDIATE RELEASE

3SBIO INC. ANNOUNCES

FIRST QUARTER 2007 RESULTS

•	Q1 2007 net revenues grew 26.0%, as compared to Q1 2006, to US$4.6 million

•	Q1 2007 operating income up 26.9% over Q1 2006, to US $1.5 million

•	Q1 2007 net income grew 116.3%, as compared to Q1 2006, to US$2.1 million

SHENYANG, CHINA — May 1, 2007 — 3SBio Inc. (NASDAQ: SSRX), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the first quarter ended March 31, 2007.

First Quarter 2007 Financial Highlights:

•	Total net revenues increased 26.0% over the first quarter 2006 to RMB35.4 million (US$4.6 million).

•

Net revenue from our flagship injectable recombinant human erythropoietin (“EPO”) products, marketed under our EPIAO brand, increased 12.7% over the first quarter 2006 to RMB25.1 million (US$3.3 million).

•

Net revenue from our protein-based therapeutic recombinant human thrombopoietin (“TPO”) products, marketed under our TPIAO brand, increased 227.4% over the first quarter 2006 to RMB7.6 million (US$1.0 million).

•	Operating income increased 26.9% over the first quarter 2006 to RMB11.6 million (US$1.5 million).

•	Net income increased 116.3% over the first quarter 2006 to RMB16.2 million (US$2.1 million).

•	Earnings per American Depositary Share (“ADS”) for the first quarter 2007 were RMB0.87 (US$0.11), compared to RMB0.52 for the first quarter 2006.

Dr. Jing Lou, chief executive officer of 3SBio, commented, “The results for the quarter demonstrate continued execution on our growth strategy. We achieved further growth in our core product portfolio, with sales in our flagship EPO product, EPIAO, up 12.7%, and sales for our newest proprietary TPO product, TPIAO, up 227.4%. In the first quarter 2007, TPIAO accounted for 21.4% of our total sales. Our EPIAO products continued to maintain market leadership both in terms of revenues and sales volume, with market shares of 36% and 30%, respectively, for the fourth quarter 2006 based on the latest available IMS Health and our internal data. I am also pleased to report that the project to build our new manufacturing facility and to enhance our existing facilities to meet EMEA requirements is on track. The headcount of our sales team increased from 143 as at the end of January 2007 to 179 as at the end of April 2007 as planned, and we continue to provide full training for our specialized team focusing on increasing penetration in the oncology end market. Our pipeline remains robust, and we are on track to complete phase III clinical trials for our three late stage projects in the latter half of 2007. As always, we remain focused on driving growth, margins and profitability through our proven R&D capabilities, innovative and cost-effective manufacturing operations, established nationwide sales and marketing network and market oriented management team.”

First Quarter 2007 Unaudited Financial Results:

Net Revenues. Our net revenues amounted to RMB35.4 million (US$4.6 million) in the first quarter 2007 compared to RMB28.1 million net revenues for the first quarter 2006, representing an increase of 26.0%, primarily attributable to the continued growth of our flagship EPO product, EPIAO, and the rapid quarter-over-quarter upward sales trend of our TPIAO products. Net revenues from our leading EPIAO products increased by 12.7% from RMB22.3 million in the first quarter 2006 to RMB25.1 million (US$3.3 million) in the first quarter 2007. Net revenues from our proprietary protein-based therapeutic recombinant human thrombopoietin (“TPO”) products, marketed under our TPIAO brand, increased 227.4% over the first quarter 2006 to RMB7.6 million (US$1.0 million). Our TPIAO products are now our second largest revenue contributor, accounting for 21.4% of total net revenues for the first quarter 2007 as compared to 8.2% in the first quarter 2006. In addition, we started seeing results from our sales efforts in promoting our in-licensed Iron Sucrose supplement, Tietai, which generated 1.5% of our overall sales for the first quarter 2007.

Gross Profit. Gross profit increased 27.6% to RMB32.4 million (US$4.2 million) for the first quarter 2007 from RMB25.4 million in the first quarter 2006. Gross margin was 91.7% in the first quarter 2007, up from 90.5% in the first quarter 2006, as we continued to enjoy economies of scale from larger volume production, corresponding to higher unit sales of our EPIAO and TPIAO products.

Income from Operations. Operating income for the first quarter 2007 was RMB11.6 million (US$1.5 million), representing a 26.9% increase, compared to RMB9.1 million in the first quarter 2006, and up 32.9% from an operating income of RMB8.7 million in the fourth quarter of 2006, primarily due to increased operating leveraging from continued sales growth. Operating margin for the first quarter 2007 was 32.8%, comparable to 32.5% for the first quarter 2006. As we initiated additional investments in expanded sales and marketing efforts for our newly marketed products as well as increased research and development efforts in the first quarter of 2007, the net positive effect on our operating leverage derived from our sales growth was temporarily offset. Operating margin for the first quarter 2007 increased by 8% from 24.8% in the fourth quarter of 2006, as the stock-based compensation associated with 312,504 restricted shares awarded in June 2006 was fully recognized, and increased marketing efforts in the fourth quarter of 2006.

Operating Expenses. Our total operating expenses decreased by 11.9% from RMB23.7 million in the fourth quarter 2006 to RMB20.9 (US$2.7 million) in the first quarter 2007, but was up 28.1% from RMB16.3 million in the first quarter 2006. The year-on-year increase in operating expenses was primarily due to the research and development expenses incurred for EPIAO, NuPIAO (our second generation EPIAO) and clinical trials for TPIAO’s new indication, and increased sales, marketing and distribution costs.

Other Income (Expense), net. Net other income increased by RMB6.9 million (US$0.9 million) in the first quarter of 2007, as compared to net other expense of RMB0.5 million in the first quarter of 2006, as a result of reduced debt level because of internally generated cashflows.

Income before Income Tax Expense and Minority Interests. As a result of the foregoing, our income before income tax expense and minority interests increased by 108.6% from RMB8.6 million in the first quarter 2006 to RMB18.0 million (US$2.3 million) for the first quarter 2007.

Income Tax Expense. Our income tax expense increased by 49.5% from RMB1.2 million for the first quarter 2006 to RMB1.8 million (US$0.2 million) for the first quarter 2007. The effective tax rate was 9.8% for the first quarter 2007, which improved from 13.7% for the prior year period, mainly contributed to by non-taxable interest income earned from IPO proceeds in first quarter of 2007.

Net Income. As a result of the foregoing, our net income increased by 116.3% from RMB7.5 million for first quarter 2006 to RMB16.2 million (US$2.1 million) for the first quarter 2007.

Accounting of Foreign Exchange Impact on Our Assets and Liabilities

On July 21, 2005, the Chinese government changed its policy of pegging the value of the Renminbi to the U.S. dollar and now permits the Renminbi to fluctuate within a band against a basket of certain foreign currencies. This change in policy resulted in an appreciation in the value of the Renminbi against the U.S. dollar. This has resulted in a foreign exchange accounting impact on the Company’s assets and liabilities primarily the US$108.0 million of net proceeds the Company received from its initial public offering completed in the first quarter 2007. For the first quarter of 2007, the Company recognized a corresponding foreign currency translation deficit of RMB3.6 million (US$0.47 million) in accumulated other comprehensive loss as a component of shareholders’ equity, when the Company’s assets and liabilities denominated in U.S. dollars were translated into Renminbi based on the RMB/US dollar exchange rate as of March 30, 2007. If the circumstances with respect to our intended use of our IPO net proceeds change in the future, the accounting treatment with respect to the foreign exchange accounting impact on our IPO net proceeds may also change.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB7.7232 to US$1.00, the noon buying rate for US dollars in effect on March 30, 2007 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

3SBio senior management will host a conference call at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong) on Wednesday, May 2, 2007 to discuss its first quarter 2007 financial results and recent business activity. The conference call may be accessed by calling (US) +1 480 629 9562 / (UK) +44 (0)20 8515 2301 / (HK) +852 3009 5027. A telephone replay will be available shortly after the call until May 16, 2007 at (US) +1 303 590 3030/ (UK) +44 (0)20 7154 2833, Passcode: 3729376; and (HK) +852 2287 4304, Passcode: 088110#.

A live webcast of the conference call and replay will be available on the investor relations page of 3SBio’s website at www.3sbio.com

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com

Safe Harbor Statement

Statements in this release regarding certain anticipated business prospects resulting from the approval constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon 3SBio management’s current expectations, and actual results could differ materially. Among the factors that could cause 3SBio’s actual results to differ from what the company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the expected market growth for pharmaceutical products in China; market acceptance of 3SBio products; expected hospital or patient demand for our products; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China. For additional information on these and other factors that may affect the 3SBio’s financial results, please refer to the company’s filings with the Securities and Exchange Commission at www.sec.gov. 3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Contact:

Investor Contact: Clara Mak, CFO 3SBio Inc. No.3 A1, Road 10, Shenyang Development Zone Shenyang, China 110027 +86 (24) 2581 1820 IR@3sbio.com www.3SBio.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty 205 Lexington Avenue 8th Floor New York, NY 10016 +1 (212) 889-4350 3sbio@taylor-rafferty.com www.taylor-rafferty.com

Investor Relations (HK):

Ruby Yim, Managing Director

Taylor Rafferty

Suite 2003-5 Vicwood Plaza

199 Des Voeux Road Central

Hong Kong, China

+852 3196 3712

3sbio@taylor-rafferty.com

www.taylor-rafferty.com

Media Contact: John Dooley Taylor Rafferty 205 Lexington Avenue 8th Floor New York, NY 10016 +1 (212) 889-4350 3sbio@taylor-rafferty.com www.taylor-rafferty.com

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